Exhibit 99.1

Hollysys Receives Notices of Intention to Request Special Meeting of Shareholders and Additionally an Unsolicited Offer to Acquire the Company

BEIJING, September 5, 2023 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) announced that on August 23, 2023, it received from certain shareholders of the Company, notices of intention (collectively, the “Notices of Intention”) to request the board of directors of the Company (the “Board”) to convene a special meeting of shareholders to consider certain proposed amendments to the Amended and Restated Memorandum and Articles of Association of the Company (the “Articles”), including to increase the size of the Board from five to eleven directors, and to appoint six director candidates put forward by this group of shareholders.

In response to the Notices of Intention and in accordance with the Articles, the Board adopted a resolution setting the close of business (British Virgin Islands time) on September 6, 2023 as the demand record date (the “Demand Record Date”) for the purpose of determining the shareholders entitled to demand that the Company convene a special meeting of the shareholders.

With a Demand Record Date now set for September 6, 2023, the Board, on or after September 6, 2023 will review any written requests to convene a special meeting. Requests should be accompanied by other documents and materials required by the Articles, and be from shareholders as of the Demand Record Date entitled to exercise at least 30% of the voting rights in respect of the matter for which the special meeting is requested. On determining that any such written requests are valid, the Board shall give notice to convene a special meeting of the shareholders in accordance with the Articles.

In addition, on August 24, 2023, the Company received a letter (the “Proposal”) from Recco Control Technology and Dazheng Group (Hong Kong) Investment Holdings Company, setting out their previous unsolicited, non-binding offer to acquire all issued and outstanding shares of the Company at $25.00 per share in cash.

The Board and the management of the Company are committed to maximizing shareholder value, are currently evaluating options that would advance this goal and will update shareholders further as soon as appropriate. Meanwhile, the Board cautions the Company’s shareholders that it has not had an opportunity to carefully review or evaluate the Proposal and its terms, nor make any decision with respect to the Company’s response to the Proposal or any other potential strategic alternatives. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposal, or that any other transaction will be approved or consummated.

In connection with this process, the Board has retained Deutsche Bank AG as its financial advisor, Davis Polk & Wardwell as its U.S. legal advisor, and Mourant Ozannes (Hong Kong) LLP as its BVI legal advisor.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2022, Hollysys had cumulatively carried out more than 35,000 projects for approximately 20,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact information:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

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